April 17, 2024	Martin T. Schrier
Direct Phone 305-704-5954
VIA EDGAR	Direct Fax 786-220-0209
mschrier@cozen.com

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Erin Jaskot

Re:	Healthy Choice Wellness Corp.

Amendment No. 3 to Registration Statement on Form S-1 Filed

February 13, 2024

File No. 333-274435

Dear Mr. Anderegg and Ms. Jaskot:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated March 11, 2024 regarding the Company’s Amendment No. 3 to registration statement on Form S-1 submitted to the Commission on February 13, 2024 (the “Registration Statement”).

This letter is being filed with the Commission prior to filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

The Staff’s comments are repeated below and are followed by the Company’s response in bold.

Cover Page

1.	Please disclose on the primary offering cover page that the offering is contingent upon approval and listing of your Class A common stock on the NYSE American. Please revise your disclosure on page 26 where you state that without such approval you “do not expect” to proceed with the offering to clearly state that without such approval you will not proceed with the offering.

RESPONSE: The Company acknowledges the Staff’s comment and we will include disclosure in Amendment No. 4 to clarify that the Company will not proceed with the offering without approval to list its Class A common stock on the NYSE American exchange or other national securities exchange.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131

305.704.5940         800.215.2137         305.704.5955 Fax       cozen.com

United States Securities and Exchange Commission

April 17, 2024

Financing, page 25

2.	You disclose that pursuant to the Securities Purchase Agreement dated January 18, 2024, institutional investors have agreed to acquire $1,700,000 of Class A stock in the initial public offering. Please tell us the terms under which the investors will acquire such shares. Please also explain how this agreement to purchase in the IPO complies with Section 5 of the Securities Act.

RESPONSE: The Company acknowledges the Staff’s comment. Because we have amended the Securities Purchase Agreement related to this transaction, this comment is no longer applicable. Pursuant to this amendment, these institutional investors will not be required to acquire Class A common stock in connection with the IPO.

Capitalization, page 27

3.	Please tell us your consideration of giving effect to the issuance of $1.9 million promissory notes to the institutional investors on January 18, 2024 in the pro forma column.

RESPONSE: The Company acknowledges the Staff’s comment and wishes to clarify that the issuance of $1.9 million of promissory notes to the institutional investors is reflected in the “Transaction Adjustment” column in the capitalization table (Item C), which is comprised of the following:

●	IPO Proceeds $4,000,000
●	Proceeds from promissory notes to the institutional investors $1,700,000
●	Repayment of promissory notes to the institutional investors $1,888,889

4.	Please provide us with your calculations that support the transaction adjustments to cash and cash equivalents and additional paid-in-capital. In this regard, please tell us how you have reflected the issuance of 188,889 shares of Class A common stock at an assumed offering price of $10 per share, and the deductions of underwriting discounts and commissions and estimated expenses of the offering in your adjustments. This comment also applies to the footnote 4c to your unaudited pro forma condensed combined balance sheet on page 32.

RESPONSE: The Company acknowledges the Staff’s comment and provides the details below that support the transaction adjustments to cash, cash equivalents and additional paid-in-capital. Please note the below table accounts for the change in the transaction which no longer reflects the issuance of the 188,889 shares of Class A common stock (Bridge Shares).

United States Securities and Exchange Commission

April 17, 2024

5.	Please remove the underwriter’s over-allotment from the capitalization table, dilution calculation and pro formas.

RESPONSE: The Company acknowledges the Staff’s comment and has removed the underwriter’s over-allotment from the capitalization table, dilution calculation and pro forma carve-out financial information.

Dilution, page 28

6.	Please provide us with your calculation of the negative “Total Tangible Book Value/Consideration” associated with the shares purchased by “Note holders and underwriter upon IPO.” Please tell us how you have reflected the cash proceeds from the issuance of these shares in your calculation.

RESPONSE: The Company acknowledges the Staff’s comment and has clarified the calculation of the negative “Total Tangible Book Value/Consideration” associated with the shares purchased by “Note holders and underwriter upon IPO” as follows:

Exhibits

7.	In the consent filed by Newbridge Securities Corporation filed as Exhibit 23.3, please revise the consent to include Newbridge’s consent to file the valuation report as an exhibit to the registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and the consent of Newbridge Securities Corporation to be filed as Exhibit 23.3 will be revised to include Newbridge’s consent to file the valuation report as an exhibit to Amendment No. 4.

General

8.	Please revise the resale prospectus cover page to indicate the price(s) at which the selling shareholders will offer the shares, such as at prevailing market prices or privately negotiated prices, to the extent accurate. Please also revise the disclosure stating that your shares have been approved for listing under the NYSE American exchange and indicate that you have applied for listing. Please disclose, to the extent accurate, that the resale offering is contingent on listing approval.

RESPONSE: The Company acknowledges the Staff’s comment and we will revise the prospectus cover page of the S-1 to (a) indicate the prices at which the selling stockholders will be selling the Class A common stock and (b) state the resale offering is contingent upon approval of the NYSE American exchange for the listing of the Class A common stock.

United States Securities and Exchange Commission

April 17, 2024

9.	Please provide your analysis as to how you determined there was a completed private placement for the 188,889 shares registered for resale. It appears that the company has not yet issued these shares, but instead these are the “Bridge Shares” the company will issue on the date of pricing of the IPO, and the number of shares issued will depend on the IPO price. In your analysis please consider the guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations. Please also revise the disclosure to describe the transaction in which the selling shareholders received, or will receive, the shares and the terms of the transaction.

RESPONSE: The Company acknowledges the Staff’s comment. Because we have amended the Securities Purchase Agreement related to this transaction, this comment is no longer applicable. Pursuant to the amendment, the “Bridge Shares” will no longer be issued. In lieu of the Bridge Shares, the Company will issue common stock purchase warrants (the “Bridge Warrants”) to purchase 188,889 shares of Class A common stock, with such number of shares being subject to adjustment based on the price of the Class A common stock in the initial public offering.

10.	Please provide the details of Sabby Volatility Warrant Fund’s commitment to purchase $10 million in Series A stock, which you reference on page Alt-3, including the date of the agreement to purchase and the terms of the agreement including when Sabby will purchase such shares. Please file a copy of any agreement relating to this commitment as an exhibit to the registration statement.

RESPONSE: The Company acknowledges the Staff’s comment. The Sabby Volatility Fund (the “Fund”) previously acquired Series E Preferred Stock of Healthier Choices Management Corp. As part of that transaction, the Fund agreed to acquire approximately $10 million of HCWC’s Series A Convertible Preferred Stock (the “Series A Share”), subject to certain conditions. This agreement to purchase the Series A Shares is included in the HCMC Securities Purchase Agreement, dated August 18, 2023, as amended.

11.	We note that the amount of shares being registered for resale (188,889) assumes an offering price of $10 per share. Please confirm that in the event the offering price changes and the number of shares you issue is in excess of 188,889, you will file a new registration statement to register the additional shares. For guidance, please see Question 213.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

RESPONSE: The Company acknowledges the Staff’s comment. Because we have amended the Securities Purchase Agreement related to this transaction, this comment is no longer applicable. However, similar circumstances will arise in connection with the shares of Class A common stock issuable upon conversion of the Bridge Warrants. If additional shares of Class A common stock need to be issued pursuant to the Bridge Warrant, we will file a new registration statement to register these additional shares.

12.	Please have the principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors sign the registration statement. See Instruction 1 to Signatures on Form S-1.

RESPONSE: The Company acknowledges the Staff’s comment and the signatures of the principal executive officer and directors comprising a majority of the board of directors will be added to S-1.

13.	Please address any comments issued in our comment letter dated March 11, 2024 for the Form S-1 (File No. 333-275209) to the extent applicable to this registration statement.

RESPONSE: We will address all comments to Form S-1 (File No. 333-275209) in Amendment No. 4.

United States Securities and Exchange Commission

April 17, 2024

14.	You state in response to prior comment three that you and the underwriter expect to engage in “test the water” meetings. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: The Company acknowledges the Staff’s comment. The Company has confirmed that the underwriter has not had any “test the waters” meetings to date. In addition, the underwriter has not finalized any written communications for potential investors. Any such communications will be provided to the Commission once finalized.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier
Martin T. Schrier

cc:	John Ollet